FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-202409

March 4, 2016

Dear ArcelorMittal Shareholder,

According to the information available to us, you are a registered holder or a beneficial owner of ordinary shares of ArcelorMittal that are held via book-entry in the Depository Trust Company or directly registered in the New York share register maintained in New York City by Citibank, N.A. on behalf of ArcelorMittal. We are writing to advise you that ArcelorMittal plans to grant its existing shareholders preferential rights to subscribe for ArcelorMittal ordinary shares. In this letter, we refer to this offering as the “Rights Offering”.

As announced on February 5, 2016, ArcelorMittal expects to issue a number of new ordinary shares in the Rights Offering that will allow it to raise the euro equivalent of approximately U.S.$3 billion1. An extraordinary general shareholders meeting has been called for March 10, 2016 to consider, among other things, the increase in ArcelorMittal’s authorized share capital necessary to permit the launch of the proposed Rights Offering. The launch of the Rights Offering is also subject to the approval of the European securities prospectus by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) as well as market and other conditions.

The record date for ArcelorMittal shares held via book-entry in the Depository Trust Company or held directly in the New York share register is expected to be on March 14, 2016 at the close of business on the New York Stock Exchange. Each record holder of ArcelorMittal shares will be allocated one right per existing ArcelorMittal share held as of such record date.

Further details on the terms of the Rights Offering and the procedures pursuant to which eligible holders can exercise their rights will be announced at the time of the commencement of the Rights Offering. You should check our filings with the Securities and Exchange Commission (the “SEC”) in the EDGAR system on its website at www.sec.gov or our website at www.arcelormittal.com regularly for this and other information.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus we expect to file with the SEC on March 11, 2016 and other documents we have filed and will file with the SEC for more complete information about ArcelorMittal and the Rights Offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, to request a copy of the prospectus after filing, please contact Georgeson Inc., ArcelorMittal’s U.S. information agent, at 866-277-8239 or by writing to Georgeson Inc. at 480 Washington Blvd, 26th Floor, Jersey City NJ 07310.

Sincerely yours,

ARCELORMITTAL

[1]	As the subscription price will be denominated in euros, the capital increase amount will correspond to the euro equivalent of U.S.$3 billion upon the rights offering launch. The actual amount of the capital increase in U.S. dollars will depend on the euro-U.S. dollar exchange rate at closing.